SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 7)

Life Sciences Research, Inc.
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(Name of Issuer)

Voting Common Stock, $.01 par value
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(Title of Class of Securities)

5321691090
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(CUSIP Number)

Andrew H. Baker
Life Sciences Research, Inc.
P. O. Box 2360
Mettlers Road
East Millstone, NJ 08875
(732) 873-2550
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2009
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(Date of Event which Requires Filing of This Statement)

If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 5321691090                                                                 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew H. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable.
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 2,326,116 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 251,639 SHARED DISPOSITIVE POWER 2,074,477
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9
10
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,116
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 5321691090                                                                 13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Focused Healthcare Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable.
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	SOLE VOTING POWER 1,874,477 SHARED VOTING POWER 0 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 1,874,477
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9
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11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,874,477
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 5321691090                                                                 13D/A

This Amendment No. 7 to Schedule 13D amends and supplements the Schedule 13D, as amended, filed by Andrew H. Baker (“Baker”) with respect to the common stock, par value $0.01, of Life Sciences Research, Inc. (the “Company”).  Except as set forth below, all previously reported Items remain unchanged.

Item 4

Purpose of Transaction.

Item 4 is hereby amended as follows:

On Wednesday, July 8, 2009, Lion Holdings, Inc. (“Parent”) and Lion Merger Corp. (“Merger Sub”), which are newly formed entities controlled by Baker, entered into an agreement and plan of merger (the “Merger Agreement”) with the Company.  The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company and a wholly owned subsidiary of Parent following the Merger.  A copy of the Merger Agreement is filed herewith as Exhibit 1 and incorporated in this Item 4 by reference.

The Merger Agreement provides that, upon consummation of the Merger, each share of common stock, par value $0.01 per share, of the Company (the “Shares”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than Shares owned by Parent, Lion or their affiliates, will be converted into the right to receive $8.50 in cash (“Per Share Merger Consideration”).

The Merger Agreement provides that any outstanding options to purchase Shares and any outstanding warrants will become fully vested and will be converted into the right to receive an amount of cash equal to the positive difference, if any, between the value of the Per Share Merger Consideration and the per share exercise price for each Share subject to such option or warrant. In addition, at the Effective Time, the vesting of each Share of restricted stock will be accelerated, and each such Share will be converted into the right to receive the Per Share Merger Consideration.

Consummation of the Merger is subject to a number of conditions, including without limitation: (i) the approval of the Merger by (A) the holders of at least a majority of the outstanding Shares entitled to vote on the Merger at a stockholders' meeting duly called and held for such purpose and (B) a majority of the votes cast by holders of outstanding Shares entitled to vote on the Merger at a stockholders' meeting duly called and held for such purpose, excluding any votes cast by Parent, Lion, Andrew Baker or any other “interested party” (as such term is defined in the Merger Agreement); (ii) the absence of any “company material adverse effect” (as defined in the Merger Agreement); and (iii) other closing conditions set forth in the Merger Agreement.

Each of the Company and Parent and Merger Sub have made customary representations, warranties and covenants in the Merger Agreement including, among others, covenants requiring the Company to carry on the Company's business in the ordinary course during the period between the date of signing the Merger Agreement and the closing of the Merger.  The Company has agreed to certain other negative operating covenants, as set forth more fully in Section 6.1 of the Merger Agreement.  The Company is also restricted from directly or indirectly soliciting, negotiating, or facilitating an alternative acquisition proposal with a third-party, unless the proposal constitutes or is reasonably likely to constitute a “Superior Proposal” and certain other conditions are satisfied, as more fully described in the Merger Agreement.  However, the Company must pay the Parent a termination fee of $2,230,000 if the Company accepts a Superior Proposal or the Company terminates (or, under certain circumstances, the Parent terminates) the Merger Agreement after the Company's board of directors changes its recommendation to the stockholders.

The Merger Agreement does not contain a financing condition. If the closing conditions are satisfied five business days before December 8, 2009, and Parent is unable to obtain the proceeds of such financing to consummate the Merger, and provided that the Company is not then in material breach of the Merger Agreement, the Company may terminate the Merger Agreement and Parent shall be required to pay the Company a termination fee of $2,230,000.  To finance the acquisition, Parent has received debt and equity financing commitments that are subject to certain conditions including negotiation of definitive documentation.

The Merger Agreement contains other termination rights for either the Company or Parent under certain circumstances, including if the Merger is not consummated by December 8, 2009 or the required approval of the Merger by the Company's stockholders is not obtained. The Company may terminate the Merger Agreement in connection with a Superior Proposal or a change in the board of director's recommendation to stockholders with respect to the Merger and under certain other circumstances. The Parent may terminate the Merger Agreement in connection with the Company's pursuit of an alternative acquisition proposal, if the Company fails to include, in the proxy statement, the board of director’s recommendation to stockholders to approve the Merger, if the stockholder meeting is not called as required under the Merger Agreement and under certain other circumstances.

If either the Company or Parent willfully or intentionally breaches the Merger Agreement in any material respect, the other party may terminate the Merger Agreement in which case the breaching party must pay the other party a termination fee of $4,460,000. Under certain other circumstances, the Merger Agreement may be terminated and either the Company or the Parent must pay the other a lower fee of $1,000,000.

The description of the Merger Agreement set forth in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement.

Following the consummation of the Merger, the Company will be a wholly−owned subsidiary of Parent and its shares of common stock will be delisted from The NYSE ARCA and will become eligible for deregistration under Section 12(g) of the Act. Pursuant to the terms of the Merger Agreement, the director of Merger Sub at the effective time of the Merger will become the director of the Company and the officers of the Company will continue as its officers. Also at the effective time of the Merger, the charter of the Company will be amended and restated as provided in the Merger Agreement.

The foregoing is intended for informational purposes only and is not a solicitation of proxies in connection with the Merger. Solicitation of proxies to approve the Merger will be made only pursuant to a proxy statement and related materials. Shareholders should read the Company’s proxy statement and other relevant documents regarding the Merger filed with the SEC when they become available because they will contain important information relevant to the decision to approve the Merger. Shareholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons with respect to the Merger, free of charge at the SEC’s web site, www.sec.gov.  These documents (when they are available) can also be obtained free of charge by accessing them on the Company’s web site at www.lsrinc.net.

Other than the transactions contemplated by the Merger Agreement, Baker has no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Baker maintains the right to engage in further discussions with the Company and other relevant parties concerning the business and the future plans of the Company generally, and with regard to strategies and potential transactions to enhance shareholder value.  Baker may, and reserves the right to, change his intentions at any time.

Item 6

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the disclosure made under Item 4 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

________________________________________________________________________________ Item 7.
Material to be Filed as Exhibits

Exhibit 1 Agreement and Plan of Merger dated July 8, 2009 (incorporated by reference to Exhibit 2.1 filed with the Company’s Current Report on Form 8-K on July 9, 2009).

______________________________________________________________________________
* Previously Filed.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2009 ________________
(Date)

/s/Andrew H. Baker_________________
(Signature)

Andrew H. Baker_________________
(Name/Title)

Focused Healthcare Partners LLC

By:          /s/Andrew H. Baker
Name:     Andrew H. Baker
Title:       Member

Attention.  Intentional  misstatements  or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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Exhibit Index

Exhibit 1  Agreement and Plan of Merger dated July 8, 2009 (incorporated by reference to Exhibit 2.1 filed with the Company’s Current Report on Form 8-K on July 9, 2009).